Exhibit 99.1

NOTICE OF MEETING

Special Meeting of the Shareholders of Goldcorp Inc. (“Goldcorp”)

Date:	April 4, 2019

Time:	9:00 a.m. (Vancouver time)

Place:	The offices of Cassels Brock & Blackwell LLP, Suite 2200 HSBC Building, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8

The business of the special meeting of the shareholders of Goldcorp (the “Goldcorp Meeting”) is to:

1.

consider, pursuant to an interim order of the Ontario Superior Court of Justice (Commercial List) dated February 22, 2019, as may be amended (the “Interim Order”), and, if thought advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Schedule “A” to the accompanying management information circular dated March 4, 2019 (the “Circular”), to approve an arrangement (the “Arrangement”) under section 182 of the Business Corporations Act (Ontario) (the “OBCA”) involving Goldcorp, securityholders of Goldcorp, and Newmont Mining Corporation (“Newmont”); and

2.	transact any other business as may be properly brought before the Goldcorp Meeting or any adjournment or postponement thereof.

You have a right to vote if you were a holder of common shares (“Goldcorp Shares”) in the capital of Goldcorp (a “Goldcorp Shareholder”) at the close of business (Vancouver time) on February 22, 2019 (the “Record Date”). Only Goldcorp Shareholders whose names have been entered in the register of Goldcorp Shareholders as of the close of business on the Record Date are entitled to receive notice of and to vote at the Goldcorp Meeting.

Find out how to vote starting on page 65 of the accompanying Circular. The Board of Directors of Goldcorp has, by resolution, fixed 9:00 a.m. (Vancouver time) on April 2, 2019, or no later than 48 hours before the time of any adjourned or postponed meeting (excluding Saturdays, Sundays and holidays), as the time before which proxies to be used or acted upon at the Goldcorp Meeting or any adjournment or postponement thereof shall be deposited with Goldcorp’s transfer agent. If you hold your Goldcorp Shares through an intermediary, your intermediary may have an earlier deadline for receiving your voting instructions, and you should follow the instructions provided by your intermediary. The time limit for the deposit of proxies may also be waived or extended by the chair of the Goldcorp Meeting at his discretion, without notice.

Pursuant to the Interim Order, registered Goldcorp Shareholders have been granted the right to dissent in respect of the Arrangement Resolution and to be paid an amount equal to the fair value of their Goldcorp Shares provided that they have complied with the dissent procedures set forth in the OBCA, as modified by the Interim Order. Beneficial owners of Goldcorp Shares registered in the name of a broker, investment dealer or other intermediary who wish to dissent should be aware that only registered owners of Goldcorp Shares are entitled to dissent in respect of the Arrangement Resolution. A summary of the dissent procedure is set forth in Schedule “G” to the Circular and the text of section 185 of the OBCA is set forth in Schedule “H” to the Circular. Failure to comply strictly with the dissent procedures described in the Circular may result in the loss of any right of dissent.

Your vote is important, and you are urged to submit your proxy well in advance of the voting deadline in order to have your voice heard. If you would like additional copies, without charge, of the accompanying Circular or you have any questions or require assistance with voting your proxy, please contact Goldcorp’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, at 1.800.775.4067 toll free in North America, or call collect outside North America at +1.416.867.2272 or by e-mail at contactus@kingsdaleadvisors.com.

The accompanying Circular provides additional information relating to the matters to be dealt with at the Goldcorp Meeting and forms part of this notice

By order of the Board of Directors,

“Ian W. Telfer”

Chairman of the Board